Exhibit (d)(4)

Denver Investment Advisors LLC

ALPS Fund Services, Inc.

c/o Westcore Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 23, 2007

Jack Henderson

Chairman

Westcore Trust

1600 Broadway, Suite 1410

Denver, CO  80202

Re:       Westcore Trust (the "Trust")

Dear Mr. Henderson:

As discussed at the November 15, 2006 board meeting and by our execution of this letter agreement (this "Agreement"), the undersigned parties agree they will voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse additional Trust expenses for the period commencing April 30, 2007 through April 29, 2008 so that total annual operating expenses of each portfolio of the Trust as reported in the Funds' Financial Highlights do not exceed the amounts set forth in column 6 of Attachment A.

The parties acknowledge that they will not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future.  The parties agree to continue such waivers for the applicable Funds at least through April 29, 2008.

The names "Westcore Trust" and "Trustees of Westcore Trust" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Declaration of Trust dated November 19, 1987 as amended July 16, 1990 and as may be further amended from time to time which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust.  The obligations of "Westcore Trust" entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, or representatives of the Trust personally, but bind only the Trust Property, and all persons dealing with any class of shares of the Trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

ALPS FUND SERVICES, INC.	DENVER INVESTMENT ADVISORS LLC

By:/s/ Jeremy O. May	By: /s/ Todger Anderson
Name: Jeremy O. May	Name: Todger Anderson
Title: Managing Director	Title: Chairman

Your signature below acknowledges
acceptance of this Agreement:

WESTCORE TRUST

By: /s/ Jack D. Henderson
Name: Jack D. Henderson
Title: Chairman

Attachment A

Westcore Trust

Fee Waivers and Expense Reimbursements for the Period Ended April 29, 2008

Fund	Denver Investment Advisors LLC- Contractual Investment Advisory Fees (as a % of average daily net assets):	Other Expenses before fee waivers (as a % of average daily net assets):	Total Annual Fund Operating Expenses Before Waivers (as a % of average daily net assets):	Total Fee Waiver and Expense Reimbursement (as a % of average daily net assets):

Denver Investment Advisors LLC and ALPS Fund Services agree to Waive Administration Fees and Denver Investment Advisors LLC agrees to waive Investment Advisory Fees and/or Reimburse Expenses so that Net Annual Fund Operating Expenses as set forth in the Financial Highlights will not exceed the following amounts until at least April 29, 2008 (as a % of average daily net assets):

MIDCO Growth	0.65%	0.43%	1.08%	-	1.15%
Growth	0.65%	0.46%	1.11%	-	1.15%
Blue Chip	0.65%	0.44%	1.09%	-	1.15%
Mid-Cap Value	0.75%	0.48%	1.23%	-	1.25%
Small-Cap Opportunity	1.00%	0.73%	1.73%	(0.43)%	1.30%
Small-Cap Value	1.00%	0.53%	1.53%	(0.23)%	1.30%
Select	0.65%	0.88%	1.53%	(0.38)%	1.15%
Flexible Income	0.45%	0.51%	0.96%	(0.11)%	0.85%
Plus Bond	0.45%	0.41%	0.86%	(0.31)%	0.55%
Colorado Tax-Exempt	0.50%	0.48%	0.98%	(0.33)%	0.65%
International Frontier Fund	1.20%	1.06%	2.26%	(0.76)%	1.50%